UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                          Commission File Number: ____

(Check One): [ ] Form 10-K    [ ] Form 11-K   [ ] Form 20-F    [X] Form 10-Q
             [ ] Form N-SAR [ ]

         For Period Ended:  June 2, 2001
                            ------------

    [  ]  Transition Report on Form 10-K    [  ] Transition Report on Form 10-Q
    [  ]  Transition Report on Form 20-F    [  ] Transition Report on Form N-SAR
    [  ]  Transition Report on Form 11-K
     For the Transition Period Ended:_____________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

FAB INDUSTRIES, INC.
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Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

200 MADISON AVENUE
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Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK  10016
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      As previously announced, the Company is in the process of consolidating certain of its operations and facilities. This activity has taken substantial time and resources, which ordinarily would be used to prepare and file the Registrant's Quarterly Report on Form 10-Q for the period ended June 2, 2001. This, as well as proper accounting treatment for the discontinued operations, has caused the Registrant to be unable to complete this Form 10-Q on or before the date on which it is required to be filed without unreasonable effort or expense. The Registrant believes at this time that its Form 10-Q will be filed within the grace period provided for under Rule 12b-25.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      DAVID A. MILLER                    (212)                    592-2865
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      (Name)                          (Area Code)             (Telephone Number)


(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                      |X| Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                        |X| Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Due to the restructuring charges to be incurred in connection with the recently announced consolidation plan, there will be a significant impact on the Registrant's results of operations for the period ended June 2, 2001 as compared to the corresponding period for the last fiscal year. The Registrant is in the process of determining the applicable restructuring charges, and reasonable estimates of such charges are not available at this time.

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                              FAB INDUSTRIES, INC.

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   July  17,  2001               By: /s/ David A. Miller
        -----------------                --------------------------------
                                      Name:   David A. Miller
                                      Title:  Vice  President  -
                                              Finance, Treasurer and
                                              Chief Financial Officer
                                              (Principal Financial
                                              and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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